Bridge Street Securities, LLC

Annual Audit Report

December 31, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68428

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**

                                                     mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bridge Street Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

535 Main Street, 14ᵗʰ Floor

(No. and Street)

San Francisco   **California**   **94105**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Curtis   **415-710-6951**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP

(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **California**   **94596**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, **Jonathan Curtis**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bridge Street Securities, LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director
Title

Please see attached – CA Compliant
CA Govt Code 8202 Jurat – [illegible] 2/26/19
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CA Gov't Code 8202

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF MARIN }

Subscribed and sworn to (or affirmed) before me on this 26TH (Date) day of February (Month), 2019 (Year)

by Jonathan Curtis

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: Erica Y. Joubert
Signature of Notary Public

ERICA Y. JOUBERT
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2223901
MARIN COUNTY
My Comm. Exp. December 3, 2021

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: ______

Number of Pages: ______

Signer(s) Other Than Named Above: ______

Bridge Street Securities, LLC

December 31, 2018

CONFIDENTIAL

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Bridge Street Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridge Street Securities, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bridge Street Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bridge Street Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Bridge Street Securities, LLC's auditor since 2009.

Walnut Creek, California

February 19, 2019

1

Bridge Street Securities, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	47,781
Investment in securities, at fair value		3,650
Accounts receivable		12,500
Prepaid expenses		120
Total Assets	$	64,051

Liabilities and Member's Equity		
Accounts payable	$	15,400
Deferred Revenue		12,500
Total Liabilities		27,900
Member's Equity		36,151
Total Liabilities and Member's Equity	$	64,051

See independent auditor's report and accompanying notes.

Bridge Street Securities, LLC

Statement of Income

For the Year Ended December 31, 2018

Revenue		
Investment banking fees	$	2,763,592
Net loss on securities		(6,625)
Interest and other income		30
Total Revenue		2,756,997
Operating Expenses		
Professional fees		29,120
Other operating expenses		17,675
Total Expenses		46,795
Net Income	$	2,710,202

See independent auditor's report and accompanying notes.

Bridge Street Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2018

January 1, 2018	$	120,949
Distributions		(2,795,000)
Net income		2,710,202
December 31, 2018	$	36,151

See independent auditor's report and accompanying notes.

Bridge Street Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net income	$ 2,710,202
Adjustments to reconcile net income to net cash provided by operating activities:	
Net loss on securities	6,625
(Increase) decrease in:	
Accounts receivable	33,460
Prepaid expenses	679
Increase (decrease) in:	
Accounts payable	65
Deferred revenue	12,500
Due to member	(3,460)
Net Cash Provided by Operating Activities	2,760,071
Cash Flows from Financing Activities	
Distributions	(2,795,000)
Net Cash Used in Financing Activities	(2,795,000)
Net Decrease in Cash and Cash Equivalents	(34,929)
Cash and cash equivalents at beginning of year	82,710
Cash and Cash Equivalents at End of Year	$ 47,781

See independent auditor's report and accompanying notes.

Bridge Street Securities, LLC

Notes to the Financial Statements

December 31, 2018

1. **Organization**

   Bridge Street Securities, LLC (the "Company") was organized as a Delaware limited liability company in July 2009. The Company is owned by its sole member, Bridge Street Advisors, LLC (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company advises public and private companies on mergers, acquisitions, and other corporate matters on a fee basis.

2. **Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   Investments
   The Company's investments are recorded at fair value with the change in fair value during the period recorded in current earnings.

   Accounts Receivable
   Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers all accounts receivable to be collectible; accordingly, no allowance has been provided.

   Income Taxes
   The Company is a single member limited limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2014.

3. **New Accounting Pronouncements**

Recently Issued Accounting Guidance

ASU 2016-13 *Financial Instruments – Credit Losses (Topic 326)* ("ASU 2016-13")
In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

Recently Adopted Accounting Guidance

ASU 2014-09 *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09")
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 retrospectively with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. Management determined there was no beginning balance effect on the financial statements for the year ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the statement of operations most closely associated with financial instruments, including interest income and interest expense.

See Note 7 for detail on how the new revenue standard primarily impacts revenue recognition and presentation of accounting policies.

4. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.



4. Fair Value Measurements *(continued)*

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The fair value of the investment in securities and money market funds are based on the quoted market prices.

The tables below present the amounts of assets measured at fair value on a recurring basis:

	December 31, 2018			
	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Investment in equity securities	$3,650	$ -	$ -	$3,650
Money market - cash	459	-	-	459
Total assets at fair value	$4,109	$ -	$ -	$4,109

5. Risk Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its temporary cash investments with high quality financial institutions. At such time such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

For the period ending December 31, 2018, 96% of investment banking fees was earned from one client.

6. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $22,779 which exceeded the requirement by $17,779.

Bridge Street Securities, LLC

Notes to the Financial Statements

December 31, 2018

7. **Revenues from Contracts with Customers**

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers", using the full retrospective method which did not result in a cumulative-effect adjustment at the date of the adoption.

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Financial advisory service revenue consists of retainer fees, fairness opinion fees, and success fees. Fees can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Fairness opinion fees are fixed fees recognized at a point in time when the fairness opinion letter is delivered to the client as the performance obligation has been fulfilled at such time. Depending on the terms of the contract, success fees may be either fixed or variable fees. Whether they are fixed or variable, success fees are recognized at a point in time when the transaction is complete or upon completion of specific milestones.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Success fees that are contingent upon completion of specific milestones are not included in the transaction price on December 31, 2018 as it is probable that a significant reversal of revenue will occur.

7. Revenues from Contracts with Customers *(continued)*

Disaggregation of Revenue

The following table presents the Company's revenues separated between revenues from contracts with customers by business activity and other sources of revenues for the year ended December 31, 2018:

Revenue from contracts with customers:	
Investment banking fees – success fees	$ 2,550,000
Investment banking fees – milestone payment	113,592
Investment banking fees – retainer fees	100,000
Total revenue from contracts with customers	$ 2,763,592

For the year ended December 31, 2018, a milestone payment for a performance obligation satisfied during the year ended December 31, 2017 was received in the amount of $113,592.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $45,960 and $12,500 as of January 1, 2018 and December 31, 2018 respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of December 31, 2018, deferred retainer revenue related to a contract with a customer was $12,500.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2018. All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the Statement of Income.

8. Related Party Transactions

The Company has an expense sharing agreement with the Member. The Member provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Member.

Reimbursable expenses associated with investment banking advisory engagements are incurred by the Member. The Company bills and collects these reimbursable expenses from its clients and immediately remits payment to Member upon receipt. Any reimbursement remaining uncollected at the end of each period are recorded as due to the Member on the Statement of Financial Condition. As of December 31, 2018, no amount was due to Member for such expenses.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Subsequent Events

The Company has evaluated subsequent events through February 19, 2019, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Bridge Street Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2018

Net Capital		
Total member's equity	$	36,151
Less: Non-allowable assets		
Accounts receivable		12,500
Prepaid expenses		120
Total non-allowable assets		12,620
Net capital before haircuts		23,531
Less: haircuts on securities		
Equity securities		557
Undue concentration		195
Total haircuts on securities		752
Net Capital		22,779
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $27,900 or $5,000, whichever is greater		5,000
Excess Net Capital	$	17,779

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2018)

There were no material differences noted in the Company's net capital computation at December 31, 2018.

See independent auditor's report and accompanying notes.

Bridge Street Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commissions

For the Period Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Bridge Street Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Bridge Street Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 19, 2019

14



CONFIDENTIAL

BRIDGE STREET
SECURITIES

Bridge Street Securities, LLC
135 Main Street
12th Floor
San Francisco, CA 94105

February 7, 2019

SEA Rule 15c3-3 Exemption Report

I, Jonathan Curtis, Managing Director of Bridge Street Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year as of December 31, 2018 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

Respectfully submitted,

DocuSigned by

jonathan curtis

Jonathan Curtis
Managing Director